Exhibit 1

INCREDIMAIL REPORTS $7 MILLION REVENUES, $3.1 MILLION EBITDA AND $2.1
 MILLION NET PROFIT IN FIRST QUARTER OF 2010

TEL AVIV, ISRAEL – May 6, 2010 - IncrediMail Ltd. (NASDAQ: MAIL), an Internet company, today reported financial results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 rose 10% to $7.0 million, up from $6.4 million in the same period last year.  Net profit increased 50% from $1.4 million in the first quarter of 2009, to $2.1 million this year with earnings per diluted share of $0.22, compared to $0.15 for the same period last year.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “Profitability for the first quarter of 2010 exceeded our expectations, with EBITDA of $3.1 million and net profit of $2.1 million.  Looking forward, while we anticipate seasonality to have a minor effect on our business, and while we have limited visibility, we do expect a strong second quarter with performance similar to the first quarter.”

Gross profit increased 11%, representing 95% of revenues, in the first quarter of 2010, reaching $6.6 million, compared to $6.0 million in the same quarter last year.

Total operating expenses in the first quarter of 2010 were $3.9 million, which while lower than the previous quarter, increased 9% from the first quarter of 2009, primarily due to higher compensation costs.

Operating income in the first quarter of 2010 was $2.8 million, increasing 13% compared to the same quarter in 2009.

“While our current business model continues to generate very positive cash flow, with EBITDA well above our 40% target, as we announced in our 2009 year end earnings call, we are preparing for possible changes in the search revenue generation marketplace.  We continue to be in touch with Google, however, as of yet there still has been no further update regarding the possibility of any policy changes,” said Adler.

“Moving forward we continue to develop our strategy for diversifying revenues focusing on reducing our dependency on one single partner, and increasing the sources of our revenues.  We expect to be able to provide more clarity on this by the end of the second quarter.”

“We are moving forward on a contract we signed with IAC, and will soon begin implementing the search assets to select users.  In addition to this contract we are in discussions with other search revenue generating affiliates and expect to be able to announce new collaborations in the coming months.  We continue to see increasing traction in our web based assets, with the number of monthly unique visitors to our home page exceeding 18 million in March 2010, increasing more than 40%, compared to March 2009.  The growth in this asset is extremely important, as we look for new ways to monetize our users. Finally, as we announced, we will be distributing our final dividend for 2009, of $0.43 a share before tax on May 11th, and intend on continuing our dividend policy in 2010,“ concluded Mr. Ofer Adler.

Conference Call
IncrediMail will host a conference call to discuss the results today, May 6th at 10:30 AM EDT (17:30 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-229-7198. Callers from Israel may access the call by dialing (03) 918-0685. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

- Tables Follow -

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2010	2009
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,697	$24,368
Marketable securities	12,552	5,225
Trade receivables	2,293	2,320
Deferred taxes	-	-
Other receivables and prepaid expenses	6,001	4,819
Total current assets	38,543	36,732
LONG-TERM ASSETS:
Severance pay fund	1,183	1,104
Deferred taxes	104	63
Other long-term assets	480	495
Property and equipment, net	1,328	1,366
Other intangible assets, net	206	134
Total long-term assets	3,301	3,162
Total assets	$41,844	$39,894

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,012	$1,039
Deferred revenues	2,191	2,270
Accrued expenses and other liabilities	6,168	6,577
Total current liabilities	9,371	9,886
LONG-TERM LIABILITIES:
Deferred revenues	1,591	1,616
Accrued severance pay	1,540	1,390
Total long-term liabilities	3,131	3,006
SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,580,371 and 9,527,821 at March 31, 2010 and December 31, 2009, respectively	29,342	27,002
Total liabilities and shareholders' equity	$41,844	$39,894

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended March 31,
	2010	2009

Revenues	$6,995	$6,376
Cost of revenues	373	387
Gross profit	6,622	5,989
Operating expenses:
Research and development	1,582	1,358
Selling and marketing	1,402	1,169
General and administrative	867	999
Total operating expenses	3,851	3,526
Operating income	2,771	2,463
Financial income (expense), net	152	(398)
Income before taxes on income	2,923	2,065
Taxes on income	788	642
Net income	$2,135	$1,423

Net earnings per Ordinary share:
Basic	$0.22	$0.15
Diluted	$0.22	$0.15
Diluted weighted number of shares (in thousands)	9,870	9,274
RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$2,135	$1,423
Stock based compensation	143	220
Non-GAAP net income	$2,278	$1,643
Non-GAAP net earnings per share :
Basic	$0.24	$0.18
Diluted	$0.23	$0.18
GAAP net income:	$2,135	$1,423
Income tax expense	788	642
Financial (income) expense, net	(152)	398
Depreciation, Amortization and Stock-based Compensation	335	407
EBITDA	$3,106	$2,870